UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”), at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the SEC on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 2.	Identity and Background of Filing Persons; Item 8. Additional Information

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fourth paragraph in the section titled “Tender Offer and Merger” in its entirety with the following:

“Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 7, 2019. The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of April 3, 2019 (i.e., one minute after 11:59 p.m., New York City time, on April 3, 2019), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement. On April 3, 2019, in connection with the withdrawal by Roche Holdings of the Premerger Notification and Report Form under the HSR Act (as described in the section titled “Regulatory Approvals”) and pursuant to the terms of the Merger Agreement, Roche Holdings extended the expiration of the Offer. The expiration date of the Offer is extended to 12:00 midnight, New York City time, at the end of May 2, 2019 (i.e., one minute after 11:59 p.m. New York City time, on May 2, 2019), subject to further extension in certain circumstances as required or permitted by the Merger Agreement. On April 3, 2019, Roche Holdings issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(J) to this Schedule 14D-9.”

2.

Items 2 and 8 of the Schedule 14D-9 are hereby amended and supplemented by replacing (i) all references to “12:00 midnight, New York City time, at the end of the day on April 3, 2019” and (ii) all references to “one minute after 11:59 p.m., New York City time, on April 3, 2019” with (i) “12:00 midnight, New York City time, at the end of the day on May 2, 2019” and (ii) “one minute after 11:59 p.m., New York City time, on May 2, 2019”, respectively.

3.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph in in the section titled “Regulatory Approvals” is its entirety with the following:

“Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Roche Holdings each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on March 1, 2019. The required waiting period with respect to the Offer was to expire at 11:59 p.m., Eastern Time on March 18, 2019. According to the Offer to Purchase, Roche Holdings withdrew the March 1, 2019 filing effective on March 18, 2019 and refiled a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 18, 2019. According to the Offer to Purchase, Roche Holdings withdrew the March 18, 2019 effective on April 2, 2019 and intends to refile a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on or about April 10, 2019.

Following such refiling, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on or about April 25, 2019, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the date that is ten calendar days after substantial compliance by Roche Holdings with such request. Thereafter, such waiting period can be extended only by court order or agreement of the Company, Roche Holdings, Merger Sub and the Antitrust Division or the FTC, as applicable. It is also possible that the Company and Roche Holdings could enter into a timing agreement with the reviewing agency that could affect the timing of the closing of the transactions contemplated by the Merger Agreement. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Roche Holdings and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.”

4.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph entitled “Legal Proceedings Related to the Offer and the Merger” in its entirety with the following:

“Legal Proceedings Related to the Offer and the Merger.

On March 7, 2019, a putative securities class action complaint, Wang v. Spark Therapeutics, Inc. et al., No. 1:19-cv-00479 (the “Wang Complaint”), was filed in the United States District Court for the District of Delaware by purported Spark shareholder Elaine Wang against Spark and Spark’s directors in connection with the Transactions. On March 11, 2019, a putative securities class action complaint, Kent v. Spark Therapeutics, Inc. et al., No. 1:19-cv-00485 (the “Kent Complaint”), was filed in the United States District Court for the District of Delaware by purported Spark shareholder Michael Kent against Spark, Spark’s directors, Merger Sub, and Roche Holdings in connection with the Transactions. On March 18, 2019, a putative securities class action complaint, Newman v. Spark Therapeutics, Inc. et al., No. 1:19-cv-00528 (the “Newman Complaint”), was filed in the United States District Court for the District of Delaware by purported Spark shareholder Arthur Newman against Spark and Spark’s directors in connection with the Transactions. On March 20, 2019, a putative securities class action complaint, Gomez v. Spark Therapeutics, Inc. et al., No. 1:19-cv-02487 (the “Gomez Complaint”), was filed in the United States District Court for the Southern District of New York by purported Spark shareholder Zarrin Gomez against Spark and Spark’s directors in connection with the Transactions. The Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint allege that the Schedule 14D-9 filed on March 7, 2019 in connection with the Transactions omitted certain supposedly material information. The Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint assert claims against all the defendants for violation of Section 14(e) of the Exchange Act, and against Spark’s directors, and in the case of the Kent Complaint, Roche Holdings, and in the case of the Gomez Complaint, Spark, for violation of Section 20(a) of the Exchange Act. The Wang Complaint, the Kent Complaint, and the Gomez Complaint also assert claims against all defendants for violation of Section 14(d) of the Exchange Act. The Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint seek declaratory and injunctive relief, as well as damages and attorneys’ fees and costs. The Company and the board of directors of the Company believe that the Wang Complaint, the Kent Complaint, the Newman Complaint, and the Gomez Complaint are without merit and the Company, the board of directors of the Company, Merger Sub, and Roche Holdings intend to defend vigorously against such claims. Additional similar cases may also be filed in connection with the Offer or the Merger.”

Item 9.	Additional Information

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(I)	Complaint filed as of March 20, 2019 (Gomez v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-02487) (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO).

(a)(5)(J)	Press Release issued by Roche Holdings, Inc. on April 3, 2019 (incorporated by reference to Exhibit (a)(5)(xiv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
Name:	Joseph W. La Barge
Title:	Chief Legal Officer